UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-17711

 (Check One):  Form 10-K  Form 20-F  Form 11-K Form N-SAR
                X  Form 10-Q   Form 10-D  Form N-CSR

                    For Period Ending:   June 30, 2007
                    [ ]Transition Report on Form 10-K
                    [ ]Transition Report on Form 20-F
                    [ ]Transition Report on Form 11-K
                    [ ]Transition Report on Form 10-Q
                    [ ]Transition Report on Form N-SAR
                    For the Transition Period Ended:

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

GATEWAY TAX CREDIT FUND LTD.
Full Name of Registrant

880 CARILLON PARKWAY
Address of Principal Executive Office

ST. PETERSBURG, FLORIDA  33716
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report, semi-annual report, or transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR,
          or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on
          Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required
          by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form
11-K, Form N-SAR, Form N-CSR, Form 10-Q, or Form 10-D, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

  The registrant could not timely file its quarterly report on Form 10-Q for the quarter ended June 30, 2007 due to the inability to obtain information from Project Partnerships on a timely basis for the text of the required items for Form 10-Q. We believe these matters will be resolved and the report will be issued within the next 5 days.

                                                             SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1)         Name and telephone number of person to contact in
            regard to this notification

            Jonathan Oorlog         (727) 567-1684
               (Name)           (Area Code) (Telephone Number)

(2)         Have all other periodic reports required under
            Section 13 or 15(d) of the Securities Exchange
            Act of 1934 or Section 30 of the Investment
            Company Act of 1940 during the preceding 12
            months or for such shorter period that the
            registrant was required to file such report(s)
            been filed?  If answer is no, identify report(s).
            X   Yes     No

(3)         Is it anticipated that any significant change in
            results of operations from the corresponding
            period for the last fiscal year will be
            reflected by the earnings statements to be
            included in the subject report or portion thereof?
            Yes        No X

    If so, attach an explanation of the anticipated change,
    both narratively and quantitatively, and, if appropriate,
    state the reasons why a reasonable estimate of the results cannot be made.

                   GATEWAY TAX CREDIT FUND LTD.
           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2007                 By:  /s/ Ronald M. Diner
                                       Ronald M. Diner, President
                                       Raymond James Tax Credit Funds, Inc.